EXHIBIT 99.1

TeliaSonera Initiates a new Arbitration Proceeding Against Cukurova

STOCKHOLM, Sweden, Aug. 19, 2005 (PRIMEZONE) -- TeliaSonera has initiated an arbitration proceeding at the International Court of Arbitration of the International Chamber of Commerce based on breach of a shareholders' agreement between TeliaSonera and Cukurova concerning Turkcell. The arbitration will take place in Vienna.

TeliaSonera claims that the announced transaction between Cukurova and Alfa concerning indirect shareholding interests in Turkcell breaches the shareholders' agreement between TeliaSonera and Cukurova and allege, among other things, that Cukurova's transfer of indirect shareholding interests in Turkcell triggers TeliaSonera's right of first refusal to the shares in question.

TeliaSonera has earlier in June 2005 initiated an arbitration proceeding against Cukurova. In that proceeding TeliaSonera allege that Cukurova has breached an agreement to sell the shares in question to TeliaSonera.

Anders Igel, TeliaSonera's President and CEO comments: "The latest developments clearly show that the intention has been to immediately sell indirect shareholding interests in Turkcell without respecting TeliaSonera's rights according to the shareholders' agreement with Cukurova. It is unfortunate that we have to start another legal process around this matter, but we believe it is important to fight for our rights and for a proper conduct of international business."

An update on the situation in Turkcell will be done during a telephone conference later today with Anders Igel, TeliaSonera's President and CEO and Erdal Durukan, President TeliaSonera Eurasia and vice Chairman of Turkcell as well as Jan Henrik Ahrnell, TeliaSonera's General Counsel.

You are cordially invited to participate in this conference.

 Date:  August 19, 2005
 Time:  13.30 CET (Stockholm time)
        14.30 Helsinki and Istanbul time
        12.30 GMT (London time) 07.30 EST (New York time)

  Dial-in information:  To ensure that you are connected to the conference call, please dial in a few minutes before the start of the conference call.

  Dial-in number:  +44 207 162 0190

  Participants should quote:  TeliaSonera

  Replay number until August 26, 2005: +44 207 031 4064
  Access code:  672948

Forward-Looking Statements Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2004 TeliaSonera had 15,411,000 mobile customers (51,359,000 incl associated companies) and 8,312,000 fixed telephony customers (8,943,000 incl associated companies) and 2,017,000 internet customers (2,056,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2004 amounted to SEK 81.9 billion (EUR 9.08 billion). The number of employees was 29,082.

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CONTACT:
TeliaSonera's Press Office
+46-(0)8-713 58 30